Exhibit (a)(5)(ii)

MACRONIX ANNOUNCES COMPLETION OF CASH OFFER FOR BONDS

Hsinchu, Taiwan, the Republic of China, January 29, 2003—Macronix International Co., Ltd. (Nasdaq: MXICY) today announced that at 5:00 p.m., New York time, on Friday, January 24, 2003 it completed its cash offer to all of the holders of its outstanding 1% Convertible Bonds due February 1, 2005.

On December 24, 2002, Macronix commenced a cash offer to the bondholders to purchase all of the outstanding bonds. The tender offer price equaled 122% of the principal amount of the bonds or U.S.$1,220 per U.S.$1,000 principal amount of the Bonds tendered. Macronix will also pay interest accrued and unpaid on the tendered bonds to but excluding February 1, 2003 to holders of record on January 15, 2003, which will be paid on February 3, 2003 through the facilities of The Depository Trust Company. The offer expired at 5:00 p.m., New York time, on Friday, January 24, 2003.

As of the expiration of the offer, approximately U.S.$60,982,000 of aggregate principal amount of bonds were tendered and were purchased at the tender offer price on January 28, 2003. Bonds repurchased by Macronix pursuant to the tender offer will be returned to the trustee for cancellation. An additional approximately U.S.$10,820,000 of aggregate principal amount of bonds were deposited with the trustee by bondholders pursuant to an exercise of their redemption option. The Company will redeem these bonds on February 3, 2003. After settlement of the tender offer and redemption, U.S.$295,000 of aggregate principal amount of bonds will remain outstanding.